INVEST IN **THE DRIVERS COOPERATIVE, INC.**

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A ridehailing platform owned by workers, not billionaire founders and venture capital


RIDE

drivers.coop New York NY

Software Technology Main Street Marketplace B2C

LEAD INVESTOR

Steve Sleigh

Putting drivers in charge of a ride share service just makes sense, they care about the business more than anyone. This is a great group dedicated to customer service and reaping the rewards of their work. Funders are needed at this early stage to launch a robust service; asset and overhead light operation assures that all funds will be used to successfully develop a sustainable business. Revenue share model aligns interests of drivers and funders.

Invested $50,000 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. 100% worker-owned
2. >3,000 drivers recruited to the platform
3. >30K rider accounts in the app
4. Over 2,000 completed trips since launch in late May
5. >$100K in revenue generated
6. B2B/B2G clients including AOC and the NYC Board of Elections
7. >10K followers on both Twitter and Instagram
8. Five-star rating in App and Playstores

Our Team



New York City Drivers co-Founders

Hundreds and now thousands of NYC drivers came together to launch Co-op Ride, a driver-owned ridehailing platform. Before the pandemic, drivers provided 700K+ trips per day for our fellow New Yorkers. We're excited to do it now on a platform we own.

This idea came from a group of drivers coming together and asking "Why don't we have our own app?" From there, a group of drivers, labor organizers, and tech worker allies have come together to realize the dream of drivers having their own platform.



Alissa Orlando Finance & Business Operations

Former Head of Operations at Uber East Africa, leading two country launches, MD of Rocket Internet food delivery company, Stanford MBA



Erik Forman Business Development & Policy

15+ years experience as a labor organizer and educator. Former Education Director of Independent Drivers Guild, built out education + wellness programs that served 5k+ drivers/year. Lecturer @ Harry Van Arsdale Jr. Center for Labor Studies.



David Alexis Community Partnerships

6+ Years Marketing & Brand Management Experience. Community organizer with deep ties in Brooklyn and Queens. Active DSA member and passionate about people power and public health. Uber/Lyft driver for 5+ years.



Jason Prado Engineering & Product

10+ years at Facebook and Google as Software Engineer and Engineering Manager, Former founder with successful exit, Stanford CS



Hank Teran Business Partnerships

Startup sales guy turned co-op sales guy, NYC born and raised, makes a mean omelette



Martin Ken Lewis Strategy & Member Engagement

20+ years as Program Manager for MTA (Access-a-Ride, EZPass). Master's in Transportation Management. Driver with Uber and Lyft.



Titul Miah Driver Onboarding & Operations

6+ Years as a Customer Relations Manager. Driver Organizer Lead and 5+ years Driving Experience. Ambassador to the Indian and Bengali Driver Community

Pitch



Ride
info@drivers.coop



Uber
lyft
Owned by Wall Street
Deactivations w/o due process
Corporate Greed
Disrespect
25-40% platform fee
Minimum wage pay
Ride
Owned by Drivers
Democracy
Respect
Better pay
Profit-sharing



The problem for customers: No high-road alternatives at scale
"I'm interested in how we can collectively take the power from corporations that exploit gig workers while still keeping a much needed service going!"
— Kealohi Wean
I use ride sharing apps a lot, and I want to make sure I'm not involved in an exploitative consumption of services. I currently make sure to tip max amount because I don't like the core business practice. I'm very ok paying for ethical consumption.

— Karl Moll

"I'd love to use you guys. No one else has been able to give me the number of drivers I need to fulfill the contract while paying people decently"

— Sherwin Suss, Head of Procurement at the NYS Board of Elections

A Cooperative Solution

That's why drivers have come together to launch their own app, **Co-op Ride**, a driver-owned transportation cooperative

Drivers collect a much larger share of the fare and profits go back to drivers. Most importantly drivers have a seat at the table and democratic control over the decisions that impact their lives



Co-op Ride
Created by Drivers

We have three revenue streams: consumer, B2B/G, and insurance

- **Consumer trips**
  - 15% commission on all trips (avg. $20/trip)
- **Business and government contracts (avg. $280/vehicle/day)**
  - 10% administrative fee and charges for rider outreach
- **Insurance brokerage fees**
  - 5% commission on annual premiums (avg. $4,500)



What is needed to attract riders beyond brand: Price and driver availability

Price

	UBER lyft	Co-op Ride
Base	$0	$0
Per minute	$0.67	$0.64
Per mile	$1.48	$1.41

Driver availability

- 3.4K drivers already registered
- Ability to pre-book

Our competitive advantage: Lower acquisition costs by offering a better deal to both drivers and riders

	UBER lyft	Co-op Ride
Driver	$650	$20
Rider	$170	$10



Profit-sharing formulas enable lower acquisition costs + skilled volunteer engagement

Drivers:

- 1 point per trip
- 3 points per meeting
- 5 points per rider acquired post

Business cards with code



The Driver's Cooperative
drivers.coop



New profile
First Name
Last Name
Phone number

first-trip

- 10 points per driver acquired post first-trip

Team:

- Cumulative pro or low bono hours worked past threshold



Driver/Owner
Code

Unique referral links



Get Co-op Ride



Email Address
Username
Password
Confirm password
Referral Code
Default Gratuity Percent
10% 15% 20% Other
Save Profile

We have generated positive unit economics on every trip

Average fare (undercutting Uber and Lyft by 5%)	$19.22
Driver payout, 85%	-$16.34
Payment processing (Stripe) 2.9% + $0.30	-$0.86
Driver payout fee	-$0.30
Twilio text messaging	-$.0075
Cooperative take per ride	**$1.71**

The coop can more than double driver income and restore dignity

	UBER lyft	coop Ride	Notes
Number of trips per year per driver	3,000	3,000	1 trip per hour * 60 hours/ week * 50 weeks/ year
Take home after commission	$42,000	$51,000	Avg. 30% commission on Uber/Lyft compared to 15% on Co-op Ride
Take home after expenses (vehicle, gas, phone, insurance)	$18,000	$38,100	$300/year reduction in insurance + $900/mo reduction in vehicle payments
Take home after expenses and profit-sharing	**$18,000**	**$40,350**	Assumes 25% EBITDA margin on 15% commission collected

Just in New York City...

$770M

in commissions on consumer ride-hailing

$860M

spent annually by small businesses on transportation

SOURCE: NYC Taxi and Limousine Commission

We need 0.2% of the NYC market to breakeven



700,000
daily trips among Uber and Lyft in NYC

0.2% = 1,390 daily trips × $1.71 Gross profit per trip



October 2020
December 2020
January 2021
May 2021
July 2021
May 2022
First paid trips funded by AOC, shuttling votes from NYCHA buildings to early voting sites
Launch of membership drive to onboard 2,500 drivers
Rebrand and app upgrades
Launch of membership drive to onboard 2,500 drivers
Rebrand and app upgrades
Investing in consumer marketing to achieve 6% WoW growth in ride volume.
Customer Acquisition Strategies:
• In-Vehicle Marketing
• Coalition Partnerships

Receive approval from Taxi and Limousine Commission to operate

Issue member shares to drivers

Launch of consumer rideshare service, in six months build to 10,000 rides/day

- Social Media
- Earned Media

Launch of closed beta with Cooperative Home Care Associates to fine tune systems

Train 20 drivers as Peer Educators to onboard 2,500 drivers in two months through online classes

Launch new application and consider second city expansion

Our leadership team has deep experience in rideshare operations, labor organizing, and software development

IWW · IAM · Google · MTA · facebook · Uber · Democratic Socialists of America · McKinsey & Company · Bernie · UB · UNITED FOR BROWNSVILLE · ROCKETINTERNET

Our existence builds broader awareness of the cooperative movement through mainstream coverage from AOC and NYT




A Worker-Owned Cooperative Tries to Compete With Uber and Lyft

Traction

Business and government contracts	Consumer ride-hailing
• >$85K in transportation contracts closed • Escalating contract sizes with Board of Elections ($2.5K → $40K → $1M)	• >30,000 rider accounts in past month • >3,000 drivers • Five-star app ratings in both App and Play Stores

Clients: The Kitchen · Amalgamated Housing Cooperative

Featured in: The New York Times · In These Times · Gizmodo · npr · Curbed · Next City · Dollars & Sense · Platform Co-ops Now with Noam Chomsky

$300K previously raised from leading cooperative loan funds and grant funders

Shared Capital Cooperative (Building Economic Democracy) · Emergent Fund · ioby · Start.coop · LEAF (Local Enterprise Assistance Fund) · The Workers Lab · Lower East Side People's Federal Credit Union

Crowdfunded investment

-2.5%

Payments to investors over time up to 2.5X original investment over term of note after the grace period

70% drivers
20% back-office workers
10% at discretion of Board (e.g., community grants, expansion)

Patronage


$1.07M
in capital raised
Revenues
after driver payouts and card processing fees
Profits
Retained earnings
- costs
Marketing
Working Team
General and administrative (software, office, etc.)

Financial Investor: Projected payback schedule

Investment size: $1,000 (0.9% of total $1.07M raised)	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Scenario 1: 2.5% market share	$0 (Grace period)	$0 (Grace period)	$0 (Grace period)	$456	$456	$456	$456	$456	$222
Scenario 2: 5% market share	$0 (Grace period)	$0 (Grace period)	$0 (Grace period)	$911	$911	$678			
Scenario 3: 10% market share	$0 (Grace period)	$0 (Grace period)	$0 (Grace period)	$1,822	$1,822	$678			

Note: This payback schedule will change in the event of oversubscription

Summary of investment on 2.5% revenue share terms

Percent Market Share


2.5%
5%
10%

Number of trips per day	15,000	30,000	60,000
Years to reach cap (2.5X initial investment)	8.5	5.7	4.4
Internal Rate of Return	11.38%	17.55%	23.55%

Note: These return rates will change in the event of oversubscription



Driver-owned rideshare is live in NYC!

Download on the App Store
GET IT ON Google Play
go.drivers.coop/download



Millions of drivers need this.
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